

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 25, 2018

Mr. Robert F. Barton
Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

      Re: American Assets Trust, Inc.
             Form 10-K
             Filed February 16, 2018
             Form 8-K
             Filed May 1, 2018
             File No. 001-35030

Dear Mr. Barton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Shannon Sobotka

                                      Shannon Sobotka
                                      Staff Accountant
                                        Office of Real Estate and
                                        Commodities